UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the Month of September, 2012

Commission File Number: 000-51672

FreeSeas Inc.

10, Eleftheriou Venizelou Street (Panepistimiou Ave.)

106 71, Athens, Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):        82-           .

Enters into an Amendment and Restatement of Facility Agreement with Deutsche Bank Nederland N.V.

On September 7, 2012, FreeSeas Inc. (the "Company") and certain of its subsidiaries entered into an amended and restated facility agreement with Deutsche Bank Nederland N.V. The amended and restated facility will be effective upon the filing of amended and restated mortgages on the M/V Free Maverick and M/V Free Knight, which filings are currently in process. As amended and restated, the facility agreement:

•     Defers and reduces the balloon payment of $16,008,877 due on Facility B from November 2012 to December 2015;

•     Provides for monthly repayments of $20,000 for each of Facility A and Facility B commencing September 30, 2012 through April 30, 2013 and a monthly repayment of $11,500 for each of Facility A and Facility B on May 31, 2013;

•     Suspends principal repayments from June 1, 2013 through June 30, 2014 on each of Facility A and Facility B;

•     Provides for quarterly repayments of $336,929 for Facility A commencing June 30, 2014, which quarterly repayments have been reduced from $750,000;

•     Provides for quarterly repayments of $336,929 for Facility B commencing June 30, 2014;

•     Bears interest at the rate of LIBOR plus 1% through March 31, 2014 and LIBOR plus 3.25% from April 1, 2014 through maturity, which was amended from LIBOR plus 2.25% for Facility A and LIBOR plus 4.25% for Facility B;

•     Establishes certain financial covenants, including an interest coverage ratio, which must be complied with starting January 1, 2013, a consolidated leverage ratio, which must be complied with starting January 1, 2014, and a minimum liquidity ratio, which must be complied with starting July 1, 2014;

•     Removes permanently the loan to value ratio;

•     Requires the amount of any “Excess Cash,” as determined in accordance with the amended and restated facility agreement at each fiscal quarter end beginning June 30, 2012, to be applied to pay the amendment and restructuring fee described below and prepay the outstanding loan balance; and

•     Removes the success fee originally due under the previous agreement and sets an amendment and restructuring fee of $1,480,093.85 payable on the earlier of March 31, 2014, the date of a voluntary prepayment, or the date the loan facility becomes due or is repaid in full.

Change of Independent Registered Public Accounting Firm

On September 11, 2012, the Company's Audit Committee approved the retention of Sherb & Co., LLP ("Sherb") as its independent registered public accounting firm for the fiscal year ending December 31, 2012, and dismissed Ernst & Young (Hellas) Certified Auditors Accountants S.A. (“E&Y”).

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The reports of E&Y on the Company’s financial statements for the past two fiscal years did not contain an adverse opinion. The audit report for the fiscal year ended December 31, 2011 contained a going concern qualification.

In connection with the audits of the Company’s financial statements for each of the two fiscal years ended December 31, 2011, and in the subsequent interim period through June 30, 2012, the Company believes that there were no disagreements with E&Y on any matters of accounting principles or practices, financial statement disclosure, or auditing scope and procedures that, if not resolved to the satisfaction of E&Y, would have caused E&Y to make reference to the matter in their report. The Company has requested E&Y to furnish a letter addressed to the Securities and Exchange Commission (the "Commission") stating whether E&Y agrees with the above statements for filing with the Company's next Annual Report on Form 20-F, as required by the rules of the Commission. As of the date of this report, E&Y has not advised the Company whether it agrees with the above statements.

During the two most recent fiscal years, the Company has not consulted with Sherb regarding (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report was provided to the Company or oral advice was provided that Sherb concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement, or a reportable event under Section 16F(a)(1)(v) of Form 20-F.

Issuance of Shares Under Standby Equity Distribution Agreement and Sale of Note

In May 2012, the Company reported the execution of a Standby Equity Distribution Agreement (the "SEDA") with YA Global Master SPV Ltd. ("YA Global"), a fund managed by Yorkville Advisors, LLC. As of September 19, 2012, the Company has sold an aggregate of 1,006,377 shares of its common stock to YA Global for aggregate sales proceeds of $275,000.

In connection with the SEDA, YA Global also agreed to purchase from the Company one or more note in the aggregate amount of $500,000 in accordance with the terms of a Note Purchase Agreement dated May 11, 2012 (the "Note Purchase Agreement"). On August 21, 2012, the Company raised an aggregate of $250,000 pursuant to the Note Purchase Agreement.

Exhibits

Exhibit No.	Description
99.1	Amendment and Restatement Agreement dated September 7, 2012 by and among FreeSeas Inc., certain of the Company's subsidiaries and Deutsche Bank Nederland N.V.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereto duly authorized.

FreeSeas Inc.

Date: September 19, 2012
	By:	/s/ Alexandros Mylonas
		Name:	Alexandros Mylonas
		Title:	Chief Financial Officer

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